

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 26, 2006

Todd W. Herrick
Chairman of the Board of Directors,
 President and Chief Executive Officer
Tecumseh Products Company
100 East Patterson Street
Tecumseh, Michigan 49286

> **Re:** **Tecumseh Products Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-452**

Dear Mr. Herrick:

We have reviewed the financial statements and related disclosures in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23 of annual report

Adequacy of Liquidity Sources, page 35 of annual report

1. We note that you were required to amend your debt covenants for your Senior Guaranteed Notes and your Revolving Credit Facility for your quarters ended June 30, 2005 and September 30, 2005 to lessen the debt covenants. We further note that you defaulted on your amended debt covenants for the quarter ended December 31, 2005 due to continued deterioration of your operating results. To cure the default, you refinanced your debt instruments on February 3, 2006. As such, in future filings please include your EBITDA and fixed charge coverage amounts compared to the debt covenant requirements for the most recent period presented, unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. You should also state whether or not you are in compliance with your debt covenants for the most recent period and whether you will be able to cure the default that occurred as of December 31, 2005 with the less restrictive debt covenants within the next 12 months. Refer to EITF 86-30 and SFAS 78 for guidance. Finally, please state the amount available under your credit agreements that would not result in a violation of your debt covenants.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 36 of annual report

2. In future filings, please revise your table of contractual obligations as follows:
    - To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
    - To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Note 1. Accounting Policies, page 49 of annual report

3. We note that you use the US dollar as the functional currency at certain Mexican operations. If material, please tell us your consideration of each of the indicators listed in Appendix A of SFAS 52 in determining that the functional currency of these

operations is the US dollar. If you have determined that these operations are not material, please provide us with your analysis of the quantitative and qualitative factors in SAB 99. Your quantitative analysis should consider the materiality of the revenue, operating income, net income, assets, and liabilities of these operations.

4. It appears that you have investments in equity and debt securities that are within the scope of SFAS 115. It does not appear that you have stated your accounting policy for such instruments. Please tell us why you do not believe such disclosures, as well as those included in paragraphs 19-22 of SFAS 115, are required. If you decide you are required to state your policy for accounting for these investments, please provide us with the disclosure you intend to include in future filings.

Note 4. Goodwill and Other Intangible Assets, page 55 of annual report

5. We note that in the second quarter of fiscal year 2005, you recognized a goodwill impairment charge of $108 million for your FASCO reporting unit, which is part of your Electrical Components reportable segment. There is a concern that investors may have been surprised by this charge, which is 13.3% of total stockholders' equity as of December 31, 2005 and 61.8% of fiscal year 2005 operating loss. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

In reading your prior disclosures, there does not appear to be any disclosure regarding the implications of adverse events and/or underperformance in the Electrical Components reportable segment. Specifically, in your Form 10-K filed on March 16, 2005, you note that the lower results were partly due to the Electrical Components segment. However, the following discussion appears to indicate that the lower results are due to a need to restructure older operations. During fiscal year 2004 through the first quarter of fiscal year 2005, you did engage in restructuring/plant closure activities in an effort to address the operational difficulties Electrical Components may have been having. From your discussion in "Outlook" in this Form 10-K, you state your expectation that the Electrical Components results will improve due to "lower amortization of intangible assets, the benefits of 2004 restructuring activities, and higher selling prices." This disclosure may indicate to an investor that management has no uncertainties with regards to the recoverability of Electrical Components' long-lived assets, considering the lack of disclosure stating otherwise. Finally, your Critical Accounting Policies and Estimates do not include any disclosure with regards to the amount of headroom between the estimated fair value and the carrying value of your reporting units. The lack of disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeds the carrying value in a sufficient amount that goodwill impairment is not reasonably possible.

In your Form 10-Q filed on May 6, 2005, you do note, "[t]he results for the quarter within certain of our businesses were below the forecasts utilized in testing goodwill for impairment at December 31, 2004. While the Company expects results in the second quarter to continue to lag those forecasts, it is the forecasted results for the second half of the year and subsequent years that remain key to the Company's impairment test." While this disclosure notifies an investor of a potential uncertainty, the disclosure does not provide investors with any sense of which reporting units are at risk for the goodwill impairment. In the "Outlook" section you also state, "Improvements are expected in the second half of the year compared to the prior year based upon more aggressive cost cutting, particularly in the Engine & Power Train and Electrical Components businesses."

Please clarify for us why there apparently was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Electrical Components reportable segment and/or FASCO reporting unit goodwill asset. Describe the specific factors considered by management at May 6, 2005 in assessing the likelihood of future goodwill impairment.

6. There is a concern about whether the disclosures in your fiscal year 2005 Form 10-K fully explain the goodwill impairment charge. Specifically, you attribute the need for an interim impairment test to the failure to achieve the business plan for two consecutive quarters and expected future market conditions. You also state that the impairment at the FASCO reporting unit is due to the deterioration of volumes and inability to recover higher commodity and transportation costs through price increases. Given that the impairment charge eliminated approximately 13% of your stockholders equity balance as of December 31, 2005, substantive and informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the impairment charge. In this regard, we note the requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify/address the following:

- Please clarify when the deterioration of volumes and FASCO's inability to recover higher commodity and transportation costs through price increases developed. Given the lack of disclosure regarding these events and the uncertainty of the recoverability of FASCO's assets in your 2004 Form 10-K, it is unclear whether these events are specific to the first half of 2005 or have been developing over time.

- Your recognition of a goodwill impairment charge during the quarter ended June 30, 2005, appears inconsistent with your disclosures in other filings. You state that the failure to achieve the business plan for two consecutive quarters resulted in the need for a SFAS 142 impairment test. However, your first quarter 2005 Form 10-Q disclosures suggest that you already anticipated this failure. Specifically, in your first quarter 2005 Form 10-Q, you provided guidance that the Electrical Components segment was not going to achieve the business plan for the second quarter of fiscal 2005, but that your second half of fiscal 2005 and thereafter were key to your impairment tests as of December 31, 2004. Accordingly, please clarify the specific events that developed in the quarter ended June 30, 2005 to trigger the SFAS 142 impairment test. Also, what were the specific changes in market conditions that you identified in the second quarter of 2005 that are expected to occur going forward that would significantly change your forecasted cash flows for FASCO? Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.

- How is a downward adjustment in forecasted cash flows consistent with your disclosures that Electrical Components' results were expected to improve in the second half of the year? While your second quarter of fiscal year 2005 Form 10-Q does not provide any expectations regarding the future results of Electrical Components segment, you do note in your fiscal year 2005 Form 10-K that Electrical Components has demonstrated monthly year over year improvement since August 2005 and is expected to continue.

- The revised forecasts as of June 30, 2005 that resulted in the goodwill impairment charge appear inconsistent with the Electrical Components segment's performance. Specifically, the SFAS 131 footnote disclosure in your 2005 Form 10-K only reflects a 3% decrease in Electrical Components' external sales from 2003 to 2005. Further, the Electrical Components segment generated operating income for each of the three years ended December 31, 2005. Further, although Electrical Components incurred a $1.1 million operating loss in the quarter immediately preceding the goodwill impairment charge, it generated operating profit of $0.2 million for the quarter in which the charge was recognized and $4.8 million in the quarter subsequent to the charge. Based on the Electrical Components operating results and related disclosures within MD&A, it is not obvious why $108 million of goodwill was found to be impaired as of June 30, 2005.

- What were the significant, critical accounting assumptions that differed between the impairment tests conducted at December 31, 2004 and at June 30, 2005 for FASCO that resulted in an impairment charge of $108 million? What was the basis for the changes in these assumptions? Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the FASCO reporting unit goodwill impairment tests completed at each date.
- Does FASCO have any remaining goodwill and/or identifiable intangible assets as of June 30, 2005 and December 31, 2005? If yes, what are those amounts?
- For all of your reporting units by reportable segment, what is the estimated fair value versus the carrying value for each of the three years ended December 31, 2005? For reporting units with declining fair values and/or values close to carrying value, the amounts should have been disclosed in addition to the amount of long-lived assets and goodwill at risk.
- Your critical accounting estimates section should disclose how you estimate fair value; significant assumptions related to your estimates, uncertainties associated with your assumptions, and risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

Please provide us with the disclosure that addresses each of the above bullet points.

Note 5. Income Taxes, page 58

7. We note the increase in your deferred tax asset valuation allowance of $70 million in 2005. Please tell us why you do not consider your deferred tax asset valuation allowance a critical accounting estimate. In addition, please tell us the specific events that arose in 2005 that resulted in the need for a valuation allowance in 2005, as compared to prior periods. Finally, please tell us, in detail, your consideration of paragraph 21 of SFAS 109 in determining that the likelihood of realization of $171.7 million of deferred tax asset is more likely than not. For example, please clarify whether the taxable temporary differences giving rise to the $168.3 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets.

Note 10. Environmental Matters, page 64 of annual report

8. We note that subsequent to the signing of the "Liability Transfer Agreement" you derecognized the $39.2 million liability related to the Sheboygan River site along with the gain contingency you had recognized. In your footnote disclosure, you further state, "these arrangements do not constitute a legal discharge or release of the Company's liabilities with respect to the Site." With regards to your HARP remediation, we also note you have derecognized the liability for this loss contingency based on the agreement with TRC. You also state, "the arrangements

with TRS and the WDNR do not constitute a legal discharge or release of the Company's liabilities." As such, please tell us how you determined it was appropriate to derecognize these liabilities based on the requirements set forth in paragraph 16 of SFAS 140.

Note 11. Commitments and Contingencies, page 66 of annual report

9. We note that you are the subject of class actions and asbestos-related claims that you believe are incidental to your business and have not provided any of the disclosures in accordance with Questions 2 and 3 of SAB Topic 5:Y. In SAB Topic 5:Y, we clearly state that we believe that product and environmental remediation liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity. As such, please explain to us how you concluded that no additional disclosures are required by SAB Topic 5:Y for your asbestos-related claims. If you determine that additional disclosures are required by SAB Topic 5:Y, please provided us with such disclosures.

Note 13. Guarantees and Warranties, page 69 of annual report

10. In future filings, please ensure that your warranty disclosure includes all of the information required by paragraphs 13 and 14 of FIN 45. Specifically, state the length of your warranties for each type of product; the aggregate changes in the liability for accruals related to product warranties issued during the reporting period; and the aggregate changes in the liability for accruals related to preexisting warranties. Please provide us with the disclosure you intend to include in future filings.

11. We note that your warranty expense for fiscal years 2004 and 2005 are for the same amount. It is unclear to us why your warranty expense would remain constant, even thought net sales decreased by 3.4% for fiscal year 2005 from fiscal year 2004 with significant fluctuations in volume. In addition, we note that you have been unable to pass along significant increases in the raw material costs. As such, please provide us with a detailed explanation of how you determine the amount of your warranty liability. Please also tell us why you do not believe this to be a critical accounting estimate even though warranty expense for fiscal year 2005 was 11.3% of operating loss. In addition, you should include disclosure within MD&A to address the trends regarding your warranty provision and liability and to provide a more comprehensive explanation of your estimate of the warranty accrual in light of the fact that your warranty expense was 11.3% of your fiscal year 2005 operating loss.

Item 15. Exhibits and Financial Statement Schedules, page 77 of annual report

12. In future filings, please disclose as an exhibit or note to your financial statements
your schedule of valuation and qualifying accounts for each income statement period,
as required by Rule 5-04 of Regulation S-X. At a minimum, we would expect this
schedule to include your valuation allowances related to accounts receivable and
deferred tax assets and your restructuring reserves. Your filing should include an
opinion from your independent accountants covering this schedule.

Exhibit 31

13. In future filings, please discontinue inclusion of the certifying individual's title in the
first line of the 302 certification. The Final Release Number 33-8238 requires that
only the name of the certifying individual be included in this line.

Form 10-Q for the quarter ended March 31, 2006

8. Debt, page 10

14. Citing relevant accounting literature, please tell us how you accounted for your
refinancing of your Senior Guaranteed Notes and Revolving Credit Facility during
the first quarter of 2006. In particular, please tell us whether you recognized a gain or
loss on extinguishment and if so, the components of that gain or less, such as write off
of discounts and write offs of deferred financing fees.

10. Income Taxes, page 13

15. Citing relevant accounting literature, please explain, in detail, the basis for your
recognition of the $5.6 million tax benefit in the first quarter of 2006. In addition,
please address the following:
   • You state in your Form 8-K filed May 4, 2006, that you reversed $5.6 million of
   your deferred tax asset valuation allowance due to the deferred tax liability that
   was generated by the transactions in other comprehensive income. Please confirm
   to us that the temporary differences that gave rise to this deferred tax liability will
   reverse in the same time period and jurisdiction and are of the same character as
   the temporary differences that give rise to the deferred tax assets for which you
   reversed the valuation allowance.

- Excluding the $5.6 million tax benefit, you would have had an effective tax rate of 0%. We assume that you have estimated your annual effective tax rate to be 0%, suggesting that you do not expect any of the deferred tax assets generated in 2006 to be realizable. If so, please tell us your basis for this estimate. As part of your response, please reconcile the projections you considered in determining that none of your deferred tax assets will be realizable with the fact that you appear to have concluded that the remaining amounts of goodwill on your balance sheet are recoverable.

14. Subsequent Event, page 15

16. We note that you are voluntarily recalling approximately 170,000 engines because of a potential fire hazard. However, it does not appear that you have included any disclosure for this loss contingency in your first quarter of fiscal year 2005 Form 10-Q. Please tell us why you believe such disclosure was not required. Please also tell us the estimate cost of this recall, when you determined the estimated cost and the period in which you recognized the estimated cost.

Item 2 Management's Discussion and Analysis of the Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

17. We note that accounts receivable is 12.4% of your total assets as of March 31, 2006. In addition, accounts receivable increased 10% from December 31, 2005, which appears to be disproportionate to your net sales trends. Net sales increased 1.3% for three months ended March 31, 2006 compared prior year period. As such, in future filings, please include an analysis of days sales outstanding for each period presented and a discussion and analysis of the increase in accounts receivable in excess of net sales growth. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

*   *   *   *

Please respond to these comments within 10 business days or tell us by then when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief